UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Under the Securities Exchange Act of 1934

Tempus Applied Solutions Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

88024L 100

(CUSIP Number)

Benjamin Scott Terry

Tempus Applied Solutions Holdings, Inc.

133 Waller Mill Road

Williamsburg, VA 23185

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024L 100

1.	Name of Reporting Person: Benjamin Scott Terry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,032,944

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,032,944

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) IN

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.0001 par value (the “Common Stock”) of Tempus Applied Solutions Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 133 Waller Mill Road, Williamsburg, VA 23185.

Item 2. Identity and Background.

This Schedule 13D is filed by Benjamin Scott Terry (the “Reporting Person” or “Mr. Terry”), a citizen of the United States. Mr. Terry is the Chief Executive Officer and a Director of the Issuer. The address of the principal business and principal office of the Reporting Person is c/o Tempus Applied Solutions Holdings, Inc., 133 Waller Mill Road, Williamsburg, VA 23185.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 31, 2015, pursuant to the Agreement and Plan of Merger, dated as of January 5, 2015, as amended (the “Merger Agreement”), by and among the Issuer; Chart Acquisition Corp. (“Chart”); Tempus Applied Solutions, LLC (“Tempus”); the holders of Tempus’ membership interests named in the Merger Agreement, including Mr. Terry (the “Members”); Benjamin Scott Terry and John G. Gulbin III, together, in their capacity under the Merger Agreement as the representative of the Members for the purposes set forth therein; and the other parties thereto, each of Chart and Tempus became wholly owned subsidiaries of the Issuer.

Pursuant to the Merger Agreement, the Members received an aggregate of 3,642,084 shares of Common Stock (the “Merger Shares”) in exchange for all of the issued and outstanding membership interests of Tempus. Mr. Terry received 1,790,813 of such Merger Shares in exchange for his issued and outstanding membership interests of Tempus. Pursuant to the earn-out provisions of the Merger Agreement, the Members have the right to receive up to an additional 6,300,000 shares of Common Stock upon the achievement of certain financial milestones.

On March 11, 2016, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Mr. Terry, under which Mr. Terry sold all of the voting units of Tempus Jets, Inc., a Delaware corporation, to the Issuer in exchange for the issuance by the Issuer of 242,131 shares of Common Stock to Mr. Terry. On March 15, 2016, the parties consummated the transaction contemplated by the Purchase Agreement and Mr. Terry was issued such shares.

The foregoing descriptions of the Merger Agreement and the Purchase Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are referenced as Exhibits 99.1- 99.4 hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity. The Reporting Person may purchase additional securities if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may dispose of such securities to meet his investment objectives.

Mr. Terry is the Chief Executive Officer and a director of the Issuer. Except as he may from time-to-time have in his capacity as an officer and director of the Issuer, or as otherwise set forth herein, Mr. Terry does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person reserves the right to increase or decrease his respective position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

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Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 31, 2015, as contemplated by the Merger Agreement, the Issuer, the Members and certain other parties entered into a Registration Rights Agreement in substantially the form contemplated by the Merger Agreement (the “Tempus Registration Rights Agreement”). Under the Tempus Registration Rights Agreement, the Members have certain customary demand and piggy-back registration rights relating to the Merger Shares, subject to certain underwriter cutbacks and Issuer blackout periods. Additionally, each of the Members agreed to a lock-up of their Merger Shares for a period of 1 year following July 31, 2015, subject to an earlier release (i) if the price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days in any 30-trading day period commencing at least 150 days after July 31, 2015 or (ii) in the event of a liquidation, merger, stock exchange or similar transaction involving the Issuer. The Tempus Registration Rights Agreement contains certain exceptions to the lock-up of Common Stock, including that the Members are permitted during the lock-up period to (i) transfer the shares to certain family members and affiliated entities that agree to be bound by the lock-up, (ii) after the 6-month anniversary of July 31, 2015, pledge the shares to secure borrowings to pay for taxes incurred in connection with receiving the Merger Shares, (iii) pledge the shares to secure borrowings to pay for indemnification obligations under the Merger Agreement, (iv) transfer the shares back to the Issuer in accordance with the Merger Agreement in connection with the merger consideration adjustment and indemnification claims and (v) transfer up to each Member’s pro rata portion of an aggregate of 750,000 shares. Additionally, the Members agreed to a holdback of 180 days in connection with any public offering and, if requested by the Issuer, the Members will agree to any holdbacks that are required by the managing underwriters in any public offering.

The foregoing description of the Tempus Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, which is referenced as Exhibit 99.5 hereto and is incorporated herein by reference.

On December 29, 2015, the Chief Financial Officer of the Issuer, R. Lee Priest Jr., issued a certain interest-bearing promissory note in the amount of $250,000 (the “Note”) to the Reporting Person. On the same date, the Reporting Person and Mr. Priest entered into a Commercial Security Agreement (the “Security Agreement”), wherein the Reporting Person granted to Mr. Priest a security interest in 350,000 shares of Common Stock.

The foregoing descriptions of the Note and the Security Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are referenced as Exhibits 99.7 and 99.8 hereto and are incorporated herein by reference.

Other than as described above and herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

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Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 (File No. 333-201424))

99.2	First Amendment to Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4 (File No. 333-201424))

99.3	Second Amendment to Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form S-4 (File No. 333-201424))

99.4	Third Amendment to Agreement and Plan of Merger, dated as of July 15, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-4 (File No. 333-201424))

99.5	Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc. and the Initial Investors named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 6, 2015)

99.6	Securities Purchase Agreement, by and between Tempus Applied Solutions Holdings, Inc. and Benjamin Scott Terry, dated March 11, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 17, 2016)

99.7*	Commercial Security Agreement by and between Benjamin Scott Terry and R. Lee Priest Jr., dated December 29, 2015

99.8*	Promissory Note, by and between Benjamin Scott Terry and R. Lee Priest Jr., dated December 29, 2015

* Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 25, 2016

/s/ Benjamin Scott Terry
Name: Benjamin Scott Terry

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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